Cushing® MLP Asset Management, LP

8117 Preston Road, Suite 440

Dallas, Texas 75225

August 27, 2012

The Cushing® Renaissance Fund

8117 Preston Road, Suite 440

Dallas, Texas 75225

Ladies and Gentlemen:

This letter agreement (the “Agreement”) confirms the temporary fee waiver by Cushing® MLP Asset Management, LP (the “Adviser”) with respect to the management fee received in connection with the management of The Cushing® Renaissance Fund (the “Fund”).

The Trust and the Adviser have entered into an Investment Management Agreement, dated as of July 26, 2012 (the “Management Agreement”). Pursuant to the Management Agreement, the Fund pays to the Adviser a management fee, payable at the end of each calendar month, at an annual rate equal to 1.25% of the Fund’s Average Weekly Managed Assets (as defined in the Management Agreement) (the “Advisory Fee”).

1. Advisory Fee Waiver. The Adviser has agreed to waive 0.25% of the Advisory Fee payable to the Adviser during the Fund’s first twelve months of operations.

2. Term and Termination. This Agreement shall become effective on the day the Fund commences operations and shall continue until the end of the Fund’s first twelve months of operations. In addition, this Agreement will terminate automatically in the event of the termination of the Advisory Agreement.

3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940, as amended.

Very truly yours,

CUSHING® MLP ASSET MANAGEMENT, LP

/s/ Jerry V. Swank
Jerry V. Swank
Managing Partner